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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

                                                       Tel-Aviv October 30, 2003

Dear Shareholder:

You are cordially invited to attend the Company's Annual General Meeting of Shareholders to be held at 3:00 p.m., Israel time, on Sunday, November 30, 2003, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

(1)  to elect nine (9) directors to the Board of Directors of the Company;

(2)  to approve the compensation of the directors of the Company as a group;

(3) to approve the Option Plan for Employees, Directors and Officers - 2003 and certain options heretofore granted thereunder as more fully described in the accompanying Proxy Statement;

(4) to appoint Luboshitz Kasierer, Member Firm of Ernst & Young International as the Company's auditors until the year ended December 31, 2004 and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(5) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002.

     For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote "FOR" the resolutions, specified on the enclosed form of proxy.

     We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.

                                Very truly yours,

            AMI EREL                                    DORON BIRGER

Chairman of the Board of Directors           President & Chief Executive Officer





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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                                Tel-Aviv, Israel

                                                                October 30, 2003

     Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elron Electronic Industries Ltd. (the "Company") will be held at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 3 p.m., Israel time, on Sunday, November 30, 2003.

In the Meeting the following issues will be brought before the shareholders:

(1)  to elect nine (9) directors to the Board of Directors of the Company;

(2)  to approve the compensation of the directors of the Company as a group;

(3) to approve the Option Plan for Employees, Directors and Officers -2003 and certain options heretofore granted thereunder as more fully described in the accompanying Proxy Statement;

(4) to appoint Luboshitz Kasierer, Member Firm of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(5) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002.

     Shareholders of record at the close of business on October 28, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on November 28, 2003. Shareholders may revoke their proxies by providing written notice to the Company no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.





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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

     By Order of the Board of Directors,

        AMI EREL                             DORON BIRGER

        Chairman of the Board of Directors   President & Chief Executive Officer





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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                                3 Azrieli Center
                        The Triangle Building, 42nd Floor
                                Tel-Aviv, Israel

                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the "Ordinary Shares"), of Elron Electronic Industries Ltd. (the "Company" or "Elron") in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual General Meeting of Shareholders (the "Annual Meeting", the "Meeting" or the "AGM") to be held on November 30, 2003, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect nine (9) directors to the Board of Directors of the Company (2) to approve the compensation of the directors of the Company as a group; (3) to approve the Option Plan for Employees, Directors and Officers - 2003 and certain options heretofore granted thereunder as more fully described in item 3 below; (4) to appoint Luboshitz Kasierer, Member Firm of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (5) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002.

     The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on October 28, 2003 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about October 30, 2003 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On September 30, 2003, the Company had issued and outstanding 29,203,470 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES

                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of September 30, 2003, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares:

                                          Number of         Percent of
Name and Address                       Ordinary Shares   Ordinary Shares
----------------                       ---------------   ---------------
Discount Investment Corporation Ltd.
   (DIC) (1) Tel Aviv, Israel             11,240,232         38.49%

Bank Leumi Group (2)
   Tel Aviv, Israel                        2,448,068          8.38%

Clal Insurance Group (3)*                    680,241          2.33%

*    less than 5%

(1) IDB Holding Corporation Ltd. ("IDBH") is the parent of IDB Development Corporation Ltd. ("IDBD"), which, in turn, is the parent of Discount Investment Corporation Ltd. ("DIC"). IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

     On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Isaac Manor and his wife, Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments
(2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Shelly Dankner-Bergman, Isaac Manor, Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of September 30, 2003, the State of Israel held approximately 41% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Migdal Insurance and Financial Holdings Ltd. held approximately 9.2% of the shares of Bank Leumi;
(ii) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi's shares; (iii) mutual funds of the Bank Hapoalim group held approximately 5.1% of Bank Leumi's shares; (iii) Otzar Hityashvuth Hayehudim B.M. held approximately 5.1% of Bank Leumi's shares; and (iv) the public held the remainder of Bank Leumi's shares. Migdal Insurance and Financial Holdings Ltd.'s shares are held by the Generali group, which holds approximately 64%, Bank Leumi, which holds approximately 22%, and by the public, which hold approximately 14%.

(3) The Clal Insurance Group, is comprised of Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") and its subsidiary companies, which are deemed to be major shareholders. Clal Insurance is majority owned by IDBD, the parent company of DIC, which is our parent company. The other major shareholder of Clal Insurance is Bank Hapoalim, which holds approximately 21% of Clal Insurance's shares. The remaining shareholders of Clal Insurance hold less than 5% of the shares.

                          ITEM I-ELECTION OF DIRECTORS

     The Board of Directors has nominated the nine (9) directors of the Company named and described below to be elected as directors, all of whom currently serve as directors of the Company. These directors, together with two independent directors, Prof. Daniel Sipper and Mr. Yaacov Goldman, shall constitute the entire Board of Directors.

     Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the nine (9) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Israeli Companies Law, 1999 ("Companies Law"). The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

     If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment.


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

The nominees, the year in which each first became a director and their age:

                       Year
                      Became
Name                 Director   Age
----                 --------   ---
Ami Erel               1999      56
Avraham Asheri         1999      65
Prof. Gabi Barbash     2003      53
Dr. Chen Barir         1999      44
Avi Fisher             2003      47
Oren Lieder            2003      55
Dori Manor             2003      36
Dr. Dalia Megiddo      2003      52
Itzhak Ravid           2000      48

     Ami Erel has served as our Chairman of the board of directors since November 1999 and served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also the Chairman of Scitex Corporation Ltd., a director of Property and Building Corporation Ltd. and Super-Sol Ltd. as well as the Chairman or member of the boards of other companies in the DIC group and the Elron group. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. ("Bezeq") from 1997 to 1998, he was Chairman of the board of directors of Pelephone Communications Ltd. From 1993 to 1997, he served as Chief Executive Officer and director of ForSoft Ltd. and as a director of its subsidiaries. From 1990 to 1997, he served as Chief Executive Officer and director of F.C.T. Formula Computer Technologies Ltd. and as director of its subsidiaries. In January 2000, Mr. Erel was elected as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

     Avraham Asheri has been a director of Elron since December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Africa-Israel Investments Limited, Meditor Pharmaceuticals Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States.


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

     Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000-2003 he has been the Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barabash was the Chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. in medicine from the Hebrew University, Jerusalem, Hadassah Medical School and a Masters degree in public health from Harvard University.

     Dr. Chen Barir has been a director of Elron since December 1999. He is the Chairman of Berman & Co. Trading and Investments Ltd. and its subsidiaries and affiliates, a private group specializing in seed stage venture capital investments, management and real estate. Dr. Barir is also Chairman of Galil Medical Ltd., Chairman of Sunlight Medical, a director of Optonol Ltd. and a director of Given Imaging Ltd. Dr. Barir holds a masters in business administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a doctorate in law and economics from Harvard Law School.

     Avi Fischer has been a director of Elron since August 2003. He serves as a director of IDBH, DIC and Clal Industries and Investments Ltd. ("CII") and was also appointed as the Co-CEO of CII in June, 2003. Mr. Fischer is the Co-founder of the Ganden Group, and serves as a Co-Chairman of Ganden Tourism and Aviation Ltd. and as the Vice Chairman of Ganden Holdings Ltd. since January 1999. Mr. Fischer has been practicing law since 1983 and is a Co-Managing Partner in the law firm of Fischer, Behar, Chen & Co. He received an L.L.B. degree from the faculty of Law of the Tel-Aviv University in 1982, where he served as an external lecturer from 1982 until 1987. Mr. Fischer also serves on the boards of directors of Scitex Corporation Ltd., Fundtech Ltd., Vyyo Inc., Natour Ltd., Nichsei Azorim Ltd., and other privately held corporations.

     Oren Lieder joined Elron as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director of Super-Sol Ltd. and Property and Building Ltd. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services (1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communications Ltd. Between 1994 and 1996, he was the Chairman of Ramon -Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he


                                       5





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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

     Dori Manor has served as a director of Elron since August 2003. He has served as Chief Executive Officer of David Lublinski Ltd., a group of automobile companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 to 1995, he served as a director of Morasco Ltd. Between 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree from Tel Aviv University in 1993.

     Dr. Dalia Megiddo has served as a director of Elron since January 2003. Dr. Megiddo is Managing Partner of InnoMed Ventures L.P., an Israeli venture capital fund in the field of medical devices and the life sciences, and serves as a director of Given Imaging Ltd. Since 1994, Dr. Megiddo has also served as Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and between 1996 and 2003 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from the Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and Northwestern University.

     Itzhak Ravid has been a director of Elron since May 2000. He has been a partner in the Tel Aviv accounting firm of Raveh-Ravid & Co. since 1988. He was a director of Y.L.R Capital Markets from 1992 until 1998. Mr. Ravid was the Chairman of the board of directors of Nessuah Zannex from 1998 to 1999. From 1981 to 1988, he was an accountant with Kost Levary & Forer. Mr. Ravid has been a licensed accountant since 1983. He holds degrees in economics and accounting from Tel Aviv University.

     It is proposed that at the Annual General Meeting, the following Resolution be adopted:

     "RESOLVED, that the nine (9) nominees recommended in the Proxy Statement, dated October 30, 2003 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.

     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the nine
(9) nominees to the Board of Directors.

     The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

                   ITEM 2-APPROVAL OF DIRECTORS' COMPENSATION

     The Companies Law (as well as the former Israeli Companies Ordinance) requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company's shareholders voting at a general meeting.

     Following approval by the Audit Committee and by the Board of Directors in accordance with the Companies Regulations, (Relief from Related Party Transactions), 2000, it is proposed that the Company grant compensation to all of the Company's directors for the fiscal year 2003, in the amount permitted under the Companies Law adjusted to the Israeli Consumer Price Index from time to time. For companies of the same classification in relation to its shareholder's equity, such compensation is currently, in addition to reimbursement of expenses, approximately NIS 45,392 (approximately $10,200) per director for one year and in addition approximately NIS 1,746 (approximately $390) per director for participation in each meeting of the board of directors or the audit committee.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation paid and to be paid in 2003 to the directors of the Company as described in the Company's Proxy Statement, dated October 30, 2003 be, and hereby are, approved and ratified."

     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. Since certain of the nominees to the Board of Directors of the Company are deemed to be controlling shareholders of the Company, as defined by the Companies Law, pursuant to the Companies Regulations (Relief from Related Party Transactions)- 2000, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the seventh day following the publication of this Proxy Statement about his/their objection to the resolution, the approval of the resolution will require that either: i) the majority of shares voting at the meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are present and voting in person or by proxy, at the meeting (without taking into account abstentions); or ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.


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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

   ITEM 3-APPROVAL OF STOCK OPTION PLAN AND CERTAIN OPTION GRANTS THEREUNDER

     The proposed Option Plan for Employees, Directors and Officers- 2003 (the "Option Plan") provides for a grant of options to purchase shares of the Company to eligible employees, directors and officers of the Company or any subsidiaries of the Company in accordance with Section 102 of the Income Tax Ordinance, 1961 (the "Ordinance").

     Effective from January 1, 2003, the Ordinance enables a company to grant options through one of three tax tracks:

     (a) the income tax track through a trustee pursuant to which the optionee pays income tax (according to the marginal tax rate of the optionee of up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. The company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

     (b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute or health tax). The company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

     (c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee of up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

     In May 2003, the Option Plan was approved by the Board of Directors following the recommendation of the Audit Committee. The Option Plan is to be administered by the Board of Directors. In approving the Option Plan, the Company's Board of Directors selected the capital gains tax track described in paragraph (b) above.


                                       8





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[LOGO] ELRON ELECTRONIC INDUSTRIES LTD.

     Pursuant to the Option Plan, the Board of Directors has authorized the issuance of options to purchase 312,000 Ordinary Shares to the Company's officers and employees, at an exercise price of $8.00 per share. Out of the aggregate options issued, 230,000 were allocated to the Company's officers including options to purchase 40,000 Ordinary Shares allocated to the Chairman of Board of Directors, Mr. Ami Erel. In addition, the Board of Directors has approved the reservation of an additional 188,000 authorized but unissued Ordinary Shares for issuance under, and subject to, the Option Plan, and accordingly, the Option Plan covers a total of 500,000 Ordinary Shares.

     Pursuant to recently-adopted rules of the Nasdaq National Market, the Option Plan and the initial option grants thereunder are subject to approval by the Company's shareholders at the Annual Meeting. Under the Companies Law, the grant of options to Ami Erel, as Chairman of the Board of Directors of the Company, requires the approval of the Audit Committee, Board of Directors and the Company's shareholders.

     The following is a summary of the main terms of the Option Plan, a full copy of which is attached hereto as Appendix 1 and incorporated herein by reference:

1. Each option will be exercisable into one Ordinary Share of the Company having a par value of NIS0.003 in exchange for cash payment to the Company of the exercise price in NIS, as determined from time to time by the Board of Directors. An amount of five hundred thousand (500,000) Ordinary Shares has been reserved for allotment under the Option Plan, subject to adjustments required in accordance with the terms of the Option Plan.

2. The options will be granted to a trustee (the "Trustee"), as specified in the deed of trust to be signed between the Company and the Trustee, according to the provisions of Section 102 of the Ordinance, and not directly to the employees.

3. The options will be exercisable into shares in four equal annual portions beginning at the end of the first year from the grant date as set forth in the grant letter.

4. Options which have vested may be exercised up to five years after the date of their registration in the name of the trustee unless their exercise is limited under the provisions of the Option Plan and applicable any law. At the end of the exercise period, the options will expire.

5. Shares issued upon the exercise of options may not be sold or transferred by the Trustee or transferred from the Trustee to the optionee before the lock-up period specified in Section 102 has elapsed, according to the tax track chosen by the Company, from the date of registration of the options in the name of the Trustee, except where the appropriate approvals have been obtained from the tax authorities.

6. If the Company distributes bonus shares, whose date of distribution is earlier than the actual exercise date, shares in the number and kind that the holder of the options


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     would have been entitled to as bonus shares had he/she exercised the options before the date determining the right to receive bonus shares will be added to the shares to which the holder of the options is entitled upon exercising the options.

7. If the Company's shareholders are offered rights to purchase securities of any kind, the Company must ensure that the rights are offered under equivalent conditions to holders of options that have not yet been exercised, as though these option holders had exercised their options prior to the date determining the right to participate in this rights offering.

8. If the Company distributes cash dividends to its shareholders, for which the determining date for distribution is earlier than the actual time of exercise, the exercise price for each option not exercised prior to the end of such determining date shall be reduced by an amount equal to the amount of the dividend per share distributed, calculated in the same currency as the exercise price according to the representative rate of exchange as of such determining date and multiplied by the amount of the shares to which the optionee was entitled to receive had the optionee exercised the option immediately prior to such determining date.

9. So long as the shares issued upon the exercise of options are registered in the name of the Trustee, the voting rights at the Company's general meetings will vest with the Trustee who will vote in accordance with the instructions of the optionee, if provided.

10. If the Company distributes dividends for which the determining date for distribution falls during the period in which shares issued upon the exercise of options are registered in the name of the trustee, the Company will transfer dividends to each optionee according to the amount of exercised shares registered in the name of the Trustee on his behalf and will provide appropriate notification to the trustee.

11.  The trustee will deduct income tax in advance, at the rate stated in
     Section 102 of the Ordinance, from the proceeds of the sale or the value of the shares transferred to the optionee's name, as applicable, except where approval from income tax authorities has been provided to the trustee establishing a different rate of tax to be deducted in advance or other appropriate instructions.

12. If the employer-employee relationship between the optionee and the Company or between the optionee and a related company has been terminated, for any reason, the optionee will only be entitled to exercise the amount of options granted to him which have vested at the time of termination of the employee-employer relationship, under the terms of the Option Plan, within 90 days of termination, except in certain specified cases set forth in the Option Plan.

13. In the event of the employee's death, his beneficiaries will be entitled to exercise those options which the employee would have been entitled to exercise, during a period of 12 months from the time of the employee's death, not later than the end of the exercise period, and to receive the exercised shares from the trustee.


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14.  The Company will be entitled to re-grant options under the Option Plan as to which an optionee's rights have been cancelled.

15. Subject to any law, the Company's Board of Directors may terminate or amend the Option Plan, at its sole discretion, in general or in reference to a particular allotment or a particular employee, all subject to the condition that any such material change shall not apply to options and/or exercised shares that were allotted to the employee prior to the decision to make the alteration or prior to the alteration taking effect, as applicable, without the employee's consent.

     It is proposed that at the Annual General Meeting, the following Resolution be adopted:

     "RESOLVED, to approve the Option Plan for Employees, Directors and Officers
     - 2003 in accordance with the terms of the Option Plan attached as Appendix 1 hereto and to authorize the Board of Directors to administer the Option Plan in accordance with the terms thereof; and

     RESOLVED, FURTHER, that the options to purchase 312,000 Ordinary Shares at an exercise price of the NIS equivalent of $8.00 per share granted under the Option Plan to employees and officers of the Company including options to purchase 40,000 Ordinary Shares to the Chairman of the Board of Directors, Mr. Ami Erel, as described in the Company's Proxy Statement, dated October 30, 2003 are hereby approved and ratified in all respects."

     An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of the Option Plan and the granting of certain options thereunder as described above and to authorize the Board of Directors to administer the Option Plan.

     The Audit Committee and the Board of Directors recommend a vote "FOR" these proposed Resolutions.

         ITEM 4-APPROVAL OF APPOINTMENT OF LUBOSHITZ, KASIERER, A MEMBER
                       FIRM OF ERNST & YOUNG INTERNATIONAL

     Luboshitz Kasierer, Member Firm of Ernst & Young International, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company until the year ended December 31, 2004. Luboshitz Kasierer, Member Firm of Ernst & Young International has no relationship with the Company except as auditors other than tax related services provided to the Company from time to time.

     It is proposed that at the Annual General Meeting, the following Resolution be adopted:

     "RESOLVED, that the Company's auditors, Luboshitz Kasierer, Member Firm of Ernst & Young International be, and they hereby are, appointed as auditors of the Company until

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     the year ended December 31, 2004 and that the Audit Committee be, and hereby is, authorized to determine the fees of said auditors."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution appointing Luboshitz Kasierer, Member Firm of Ernst & Young International as auditors of the Company.

     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

          ITEM 5-CONSIDERATION OF THE AUDITORS' REPORT, THE DIRECTORS'
                       REPORT AND THE FINANCIAL STATEMENTS

     At the Annual General Meeting, the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002 will be presented.

     The Annual Report for 2002 including the Financial Statements, Auditors' Report and the Management Report for 2002 were previously provided or made available to the shareholders.

                       By Order of the Board of Directors,

     AMI EREL                             DORON BIRGER

     Chairman of the Board of Directors   President & Chief Executive Officer

Dated: October 30, 2003

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